Exhibit 99.7

CHAPTER E – ANNUAL REPORT ON THE ASSESSMENT OF THE BOARD OF DIRECTORS AND MANAGEMENT OF THE EFFICACY OF INTERNAL AUDITING

Declaration of Managers

Declaration of the CEO

I, Avraham Gabbay, declare that –

(1)	I have reviewed the Periodic Report of Bezeq, The Israel Telecommunications Corp. Ltd. ("Bezeq") for 2010 ("the Reports");

(2)
To my knowledge, the Reports do not contain any incorrect representation of a material fact, nor is any  representation of a material fact omitted which is needed to prevent the representations contained in them, in light of the circumstances in which they were included, from being misleading in relation to the reporting period;

(3)
To my knowledge, the financial statements and other financial information in the Reports reflect fairly, from all material aspects, the financial condition, the results of operations and the cash flows of the corporation at the dates and for the periods to which the Reports relate;

(4)
I disclosed to the auditor of the corporation, to the Board of Directors and the Audit and Financial Statements Committees of the corporation, based on my  latest assessment of the internal auditing relating to the financial reporting and to disclosure:

(a)    all the significant flaws and material weaknesses in the determination or operation of the internal audit on the financial reporting and disclosure that could reasonably have an adverse effect of the ability of the corporation to collect, process, summarize or report on financial information in a way that could cast doubt on the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and

(b)    any deception, whether material or not material, in which the CEO or anyone directly subordinate to him is involved, or in which other employees are involved who fulfill important function in the internal audit of the financial reporting and disclosure;

(5)	I, alone or together with others in the corporation –

(a)    set controls and procedures or ascertained the setting and upholding of controls and procedures under my supervision, designed to ensure that material information relating to the corporation, including its consolidated companies as defined in the Securities (Annual financial statements) Regulations, 2010, is brought to my knowledge by others in the corporation and in the consolidated companies, particularly during the period of preparation of the Reports; and

(b)    I set controls and procedures or ascertained the setting and upholding of controls and procedures under my supervision, designed to reasonably ensure the reliability of the financial reporting and the preparation of the financial statements in accordance with the provisions of the law, including in accordance with accepted accounting principles;

(c)    I assessed the efficacy of the internal auditing of the financial reporting and discovery, and I presented in this report the conclusions of the Board of Directors and Management as to the efficacy of that internal auditing at the date of the Reports.

Nothing in the aforesaid derogates from my liability or the liability of any other person under the law.

March 7, 2011

___________________
Avraham Gabbay, CEO

Declaration of the most senior financial officer

I, Alan Gelman, declare that –

(1)  I have reviewed the financial statements and other financial information included in the reports of Bezeq, The Israel Telecommunications Corp. Ltd. ("Bezeq") for 2010 ("the Reports");

(2)  To my knowledge, the financial statements and other financial information in the Reports do not contain any incorrect representation of a material fact, nor is any  representation of a material fact omitted which is needed to prevent the representations contained in them, in light of the circumstances in which they were included, from being misleading in relation to the reporting period;

(3)  To my knowledge, the financial statements and other financial information in the Reports reflect fairly, from all material aspects, the financial condition, the results of operations and the cash flows of the corporation at the dates and for the periods to which the Reports relate;

(4) I disclosed to the auditor of the corporation, to the Board of Directors and the Audit and Financial Statements Committees of the corporation, based on my  latest assessment of the internal auditing relating to the financial reporting and to disclosure:

(a)  all the significant flaws and material weaknesses in the determination or operation of the internal audit on the financial reporting and disclosure insofar as it relates to the financial statements and to the other financial information in the Reports, that could reasonably have an adverse effect of the ability of the corporation to collect, process, summarize or report on financial information in a way that could cast doubt on the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and

(b)  any deception, whether material or not material, in which the CEO or anyone directly subordinate to him is involved, or in which other employees are involved who fulfill important function in the internal audit of the financial reporting and disclosure;

(5) I, alone or together with others in the corporation –

(a)  set controls and procedures or ascertained the setting and upholding of controls and procedures under my supervision, designed to ensure that material information relating to the corporation, including its consolidated companies as defined in the Securities (Annual financial statements) Regulations, 2010, insofar as is relevant to the financial statements and other financial information in the Reports, is brought to my knowledge by others in the corporation and in the consolidated companies, particularly during the period of preparation of the Reports; and

(b)  I set controls and procedures or ascertained the setting and upholding of controls and procedures under my supervision, designed to reasonably ensure the reliability of the financial reporting and the preparation of the financial statements in accordance with the provisions of the law, including in accordance with accepted accounting principles;

(c)  I assessed the efficacy of the internal auditing of the financial reporting and discovery, insofar as it relates to the financial statements and other financial information in the Reports at the date of he Reports; my conclusions as to those assessments were presented to the Board of Directors and Management and are integrated in this report.

Nothing in the aforesaid derogates from my liability or the liability of any other person under the law.

March 7, 2011
____________________________
Alan Gelman, Deputy CEO and CFO

Annual report on the efficacy of internal auditing on financial reporting and disclosure pursuant to Article 9B(a)

Management, under the supervision of the Board of Directors of Bezeq, The Israel Telecommunications Corp. Ltd. ("Bezeq"), is responsible for setting and maintaining an appropriate internal control for the financial reporting and disclosure in the corporation.

For this matter, the members of Management are –

1.	Avraham Gabbay, CEO

2.	Alan Gelman, Deputy CEO and CFO

3.	Ran Guron, VP marketing

4.	Guy Hadass, Company Spokesman

5.	Itamar Harel, VP Private Customers Division

6.	Ehud Mezuman, VP Human Resources

7.	Dudu Mizrachi, VP Economics Division

8.	Adv. Amir Nachlieli, General Counsel

9.	Yaakov Paz, VP Business Customers Division

10.	Sharon Fleischer, VP Regulation

11.	Eli Frank, VP Technologies Division

12.	Yuval Kenan, VP Engineering and Network

13.	Eyal Kamil, VP Operations and Logistics

Internal auditing of financial reporting and disclosure includes controls and procedures existing in the corporation, which were planned by the CEO and the most senior financial officer or under their supervision, or by whoever fulfills those functions in practice, under the supervision of the Board of Directors of the corporation, which were designed to provide a reasonable measure of assurance as to the reliability of the financial reporting and the preparation of the Reports in accordance with the provisions of the law, and to ensure that information that the corporation is required to disclose in the Reports it publishes in accordance with the provisions of the law is collected, processed, summarized and reported on the date and in the format laid down in law.

Internal auditing includes, among other things, controls and procedures planned to ensure that information that the corporation is required to disclose as aforesaid, is accumulated and forwarded to the Management of the corporation, including to the CEO and the most senior financial officer or to whoever fulfills those functions in practice, whoever fulfills those functions in practice, in order to enable decisions to be made at the appropriate time in relation to the disclosure requirement.

Due to its structural limitations, the internal auditing of financial reporting and disclosure is not intended to provide absolute assurance that misstatement in or omission of information from the Reports will be prevented or will be discovered.

Management, under the supervision of the Board of Directors, reviewed and assessed the efficacy of the internal auditing of the financial reporting and disclosure in the corporation; based on that assessment, the Board of Directors and Management of the corporation has concluded that the internal auditing of the financial reporting and disclosure in the corporation at December 31, 2010, is effective.